As filed with the Securities and Exchange Commission on April 19, 2006
Registration Statement No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
DENBURY RESOURCES INC.
(Exact name of Registrant)

Delaware	1311	20-0467835
(State of incorporation)	Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification No.)
Phil Rykhoek
Senior Vice President and Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Pkwy., Ste. 1200
Plano, Texas 75024
(972) 673-2000
(Name, address and telephone number of Registrant’s
executive offices and agent for service)
Copies to:

Donald W. Brodsky Jenkens & Gilchrist, A Professional Corporation 1401 McKinney Street, Suite 2600 Houston, Texas 77010 (713) 951-3300	Gary L. Sellers Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2695
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee(2)

Common Stock	$143,750,000	$15,382

(1)	There are being registered hereunder such indeterminate number of shares of common stock as shall have an aggregate initial offering price not to exceed $143,750,000.

(2)	Pursuant to Rule 429 and Rule 457(p), the prospectus included as part of this Registration Statement also relates to the remaining $114,582,720 of unsold securities from a maximum offering price of $359,882,916 of securities previously registered on Registration Statement No. 333-107676 initially filed on August 5, 2003 and declared effective October 2, 2003. Of the $29,115 paid as a filing fee for Registration Statement No. 333-107676, $9,270 has not been used, and all of that unused $9,270 filing fee is being used to offset a portion of the $15,382 filing fee for the securities being registered hereunder, and $6,112 of the filing fee is being paid herewith.

SUBJECT TO COMPLETION, DATED APRIL 19, 2006
PROSPECTUS
                                SHARES
DENBURY RESOURCES
Common Stock
         This is an offering of                      shares of common stock of Denbury Resources Inc. You should read this prospectus and any supplement carefully before you invest.
      Our common stock is traded on the New York Stock Exchange under the symbol “DNR.”
      Investing in the common stock involves risks. See “Risk Factors” on page 7.

	Per Share	Total

Offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Company, before expenses	$	$
      The underwriter may offer the common stock from time to time in one or more transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. If the underwriters sell more than                      shares of common stock, the underwriters have an option for a period of 30 days to purchase up to an additional                 shares of common stock at the public offering price less the underwriting discount.
      We expect that delivery of the shares to investors will be made on or about April      , 2006.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is April      , 2006.

ABOUT THIS PROSPECTUS
      This prospectus relates to the offer and sale by us of our common stock. You should rely on the information contained or incorporated by reference into this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone else provides you with different or inconsistent information, you should not rely on it. We and the underwriter are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, results of operations, financial condition and prospects may have changed since those dates.

i

FORWARD-LOOKING STATEMENTS
      Some of the information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. Forward-looking statements use forward-looking terms such as “believe,” “expect,” “may,” “intend,” “will,” “project,” “budget,” “should” or “anticipate” or other similar words. These statements discuss “forward-looking” information such as:

•	CO2 availability, deliverability and tertiary production targets;

•	other anticipated capital expenditures and budgets;

•	future cash flows and borrowings;

•	pursuit of potential future acquisition or drilling opportunities; and

•	sources of funding for exploration and development.
      These forward-looking statements are based on assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks, including the following:

•	fluctuations of the prices received or demand for oil and natural gas;

•	uncertainty of drilling results, reserve estimates and reserve replacement;

•	operating hazards;

•	acquisition risks;

•	availability and deliverability of CO2;

•	reservoir response to CO2 injections;

•	unexpected substantial variances in capital requirements;

•	environmental matters; and

•	general economic conditions.
      Other factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2005.
      When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these forward-looking statements unless the securities laws require us to do so.

ii

WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may view our reports electronically at the SEC’s Internet site at http://www.sec.gov, or at our own website at http://www.denbury.com.
      This prospectus constitutes part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the filed document.
      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supercede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference (excluding any information furnished pursuant to Items 2.02 or 7.01 of any report on Form 8-K) the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities covered by this prospectus:

1. Our Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 8, 2006; and

2. Current Reports on Form 8-K filed January 27, 2006, February 3, 2006, February 23, 2006, and February 24, 2006.
      You may request a copy of these filings at no cost, by writing or telephoning Phil Rykhoek, Senior Vice President and Chief Financial Officer, Denbury Resources Inc., 5100 Tennyson Pkwy., Ste. 1200, Plano, Texas 75024, phone: (972) 673-2000.

iii

SUMMARY
      In this prospectus, when we use the terms “Denbury,” the “Company,” “we” or “our,” we mean Denbury Resources Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or the context requires otherwise. Reference oil and natural gas prices used in this prospectus, mean the NYMEX WTI oil price and the Henry Hub natural gas cash price per MMbtu, unless otherwise indicated. Oil and natural gas terms used in this prospectus are defined in the “Glossary” section. Principal executive offices of the Company are located at 5100 Tennyson Pkwy., Suite 1200, Plano, Texas 75024. The phone number is (972) 673-2000.
The Company
      We are an independent oil and gas company engaged in acquisition, development and exploration activities in the U.S. Gulf Coast region. We are the largest oil and natural gas producer in Mississippi, own the largest reserves of carbon dioxide (“CO2”) used for tertiary oil recovery east of the Mississippi River, and hold significant operating acreage onshore Louisiana and in the Barnett Shale play near Forth Worth, Texas. Our goal is to increase the value of acquired properties through a combination of exploitation, drilling and proven engineering extraction processes, including secondary (waterflood) and tertiary recovery operations.
      Since we acquired our first carbon dioxide tertiary flood in Mississippi over six years ago, we have gradually increased our emphasis on these types of operations. We particularly like this play because of its risk profile, rate of return and lack of competition in our operating area. Generally, from East Texas to Florida, there are no known significant natural sources of carbon dioxide except our own, and these large volumes of CO2 that we own drive the play. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the section entitled “Oil and Gas Operations — Our CO2 Assets” contained in our Form 10-K for the year ended December 31, 2005 for further information regarding these operations, their potential, and the ramifications of this focus.
Recent Acquisition
      On January 31, 2006, we completed an acquisition of three producing oil properties that are future potential CO2 tertiary oil flood candidates: Tinsley Field approximately 40 miles northwest of Jackson, Mississippi, Citronelle Field in Southwest Alabama, and the smaller South Cypress Creek Field near the Company’s Eucutta Field in Eastern Mississippi. We expect to begin our initial tertiary development work at Tinsley Field during 2006, with more extensive development planned for 2007. The timing of tertiary development at Citronelle Field is uncertain as we will need to build a 60 to 70 mile pipeline extension of our CO2 line to East Mississippi before flooding can commence, and South Cypress Creek will probably be flooded following our initial development of our other East Mississippi properties.
      The preliminary adjusted purchase price for these three properties was approximately $248 million, after adjusting for interim net cash flow and minor purchase price adjustments. The acquisition was funded with proceeds of the $150 million of senior subordinated notes issued in December 2005 and bank financing under the Company’s existing credit facility, bringing the outstanding balance of the Company’s bank debt as of January 31, 2006 to approximately $100 million ($120 million as of April 14, 2006).
      These three fields are currently producing approximately 2,200 BOE/d net to the acquired interests, and have proved reserves of approximately 14.4 million BOEs. We operate all three fields and own the majority of the working interests.
First Quarter 2006 Production Estimate
      Based on preliminary estimates, the Company’s production for the first quarter of 2006 is expected to be between 35,000 to 36,000 BOE/d. Production by area is expected to be approximately 12,400 BOE/d from the non-CO2 floods in Mississippi, 9,750 BOE/d from CO2 floods, 8,350 BOE/d from Louisiana, 4,000 BOE/d from the Barnett Shale, and approximately 1,000 BOE/d from Alabama, in each case plus or minus up to 250 BOE/d. First quarter preliminary estimates include two months of production from the three properties acquired in late January 2006, production from which is estimated to contribute approximately 1,400 BOE/d to estimated total first quarter production.
First Quarter 2006 Estimated Preliminary Financial Data
      Each fiscal quarter we charge to earnings any changes in the fair value of our derivative contracts. We preliminarily estimate that this non-cash charge for the first quarter of 2006 will be approximately $10.9 million; for the quarter we also will record for the first time a non-cash charge to earnings estimated to be up to $3.0 million to reflect the adoption on January 1, 2006 of SFAS No. 123(R) related to compensation expense for share-based compensation.
The Offering

Issuer	Denbury Resources Inc.

Common stock offered	shares ( shares if the underwriter’s overallotment option is exercised in full)

Common stock outstanding immediately after this offering	shares ( shares if the underwriter’s overallotment option is exercised in full)

Use of Proceeds	We will use the net proceeds from this offering to repay our outstanding $120 million of bank debt, with the balance to be used for general corporate purposes, which may include additions to working capital. See “Use of Proceeds” below.

Dividend policy	We have never declared or paid dividends on our common stock. We do not expect to pay any dividends in the foreseeable future. We currently intend to retain our earnings for the development of our business.
      The common stock outstanding immediately after the offering is based on 115,534,755 shares outstanding as of April 14, 2006 and excludes 8,495,741 shares of common stock subject to options and 360,231 shares of common stock subject to stock appreciation rights outstanding as of April 14, 2006 at a weighted average option price of $8.36 per share and a weighted average stock appreciation right base price of $25.23.
      Except as otherwise stated, the information in this prospectus does not take into account the exercise of the underwriter’s overallotment option to purchase additional shares in the event the underwriters sell more than                      shares.

Summary Consolidated Financial Data
      The summary historical consolidated financial data set forth below as of and for each of the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements. The summary consolidated financial data are qualified in their entirety by and should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Result of Operations” that are incorporated by reference into this prospectus.

	Year Ended December 31,

	2003	2004	2005

	(Dollars in thousands)
Statement of Operations Data:
Revenues:
Oil, natural gas and related product sales	$385,463	$444,777	$549,055
CO 2 sales	8,188	6,276	8,119
Loss on effective hedge contracts	(62,210)	(70,469)	—
Interest income and other	1,573	2,388	3,218

Total revenues	333,014	382,972	560,392

Expenses:
Lease operating expenses	89,439	87,107	108,550
Production taxes and marketing expenses	14,819	18,737	27,582
CO 2 operating expenses	1,710	1,338	2,251
General and administrative	15,189	21,461	28,540
Depreciation, depletion, and accretion	94,708	97,527	98,802
Interest, net of amounts capitalized	23,201	19,468	17,978
Loss on early retirement of debt	17,629	—	—
Commodity derivative expense (income)	(3,578)	15,358	28,962

Total expenses	253,117	260,996	312,665

Equity in net income (loss) of Genesis Energy	256	(136)	314

Income before income taxes	80,153	121,840	248,041

Income tax provision (benefit):
Current	(91)	22,929	27,177
Deferred	26,303	16,463	54,393

Total income taxes	26,212	39,392	81,570

Income before cumulative effect of change in accounting principle	53,941	82,448	166,471
Cumulative effect of change in accounting principle, net of income taxes of $1,600	2,612	—	—

Net income	$56,553	$82,448	$166,471

Other Financial Data:
Oil and gas capital expenditures	$(158,444)	$(178,070)	$(379,236)
CO 2 capital expenditures	(22,673)	(50,265)	(78,720)
Net cash provided by operating activities	197,615	168,652	360,960
Net cash used for investing activities(1)	(135,878)	(93,550)	(383,687)
Net cash provided by (used for) financing activities	(61,489)	(66,251)	154,777

Balance Sheet Data (at end of period):
Oil and gas properties, net(2)	$765,249	$659,855	$940,786
Total assets	982,621	992,706	1,505,069
Long-term debt, including current portion(3)	298,203	227,956	380,035
Stockholders’ equity	421,202	541,672	733,662

(1)	Includes $187.5 million of proceeds from sale of Denbury Offshore, Inc. for the year ended December 31, 2004.

(2)	Excludes net book value of CO2 related property and equipment.

(3)	We purchased certain oil and gas properties in January 2006 for approximately $248 million. After giving effect to the borrowings made for the acquisition, as of April 14, 2006 we have approximately $501 million of long-term debt outstanding.

Summary Oil and Natural Gas Reserve Data
      The following table summarizes our estimates of net proved oil and natural gas reserves as of the dates indicated and the present value attributable to the reserves at such dates. Estimates of our net proved oil and natural gas reserves as of December 31, 2003, 2004 and 2005 were prepared by DeGolyer and MacNaughton, an independent petroleum engineering firm located in Dallas, Texas.
      All reserve estimates were prepared using constant year-end prices and costs in accordance with the guidelines of the SEC based on the prices received on a field-by-field basis as of December 31 of each year. Reserve estimates do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties.

	As of December 31,

	2003	2004	2005

Estimated proved reserves:
Oil (MBbls)	91,266	101,287	106,173
Natural gas (MMcf)	221,887	168,484 (1)	278,367
Oil equivalent (MBOE)	128,247	129,369	152,568
Percentage of total MBOE:
Proved producing	43%	39%	40%
Proved non-producing	18%	16%	16%
Proved undeveloped	39%	45%	44%
Representative oil and gas prices:(2)
Oil — NYMEX WTI per Bbl	$32.52	$43.45	$61.04
Natural gas — Henry Hub cash price per MMBtu	5.97	6.18	10.08
Present values (in thousands):(3)
Discounted estimated future net cash flow before income taxes (PV-10 Value) (thousands)	$1,566,371	$1,643,289	$3,215,478
Standardized measure of discounted future net cash flows after income taxes (thousands)	1,124,127	1,129,196	2,084,449
Average reserve life index(4)	10.1	10.7	14.0

(1)	Decrease in natural gas reserves in 2004 is primarily related to the sale of Denbury Offshore, Inc. in July 2004.

(2)	Oil and natural gas reference prices as of each respective period end were based on NYMEX WTI oil prices per Bbl and Henry Hub cash prices per MMBtu, with these representative prices adjusted for differentials by field to arrive at the appropriate net price we receive.

(3)	Determined based on period-end unescalated prices and costs in accordance with the guidelines of the SEC, discounted at 10% per annum.

(4)	Average reserve life index is calculated by dividing total reserves by our actual production for the period.

Summary Operating Data
      The following table shows certain summary information with respect to production and sales of oil and natural gas for the periods indicated.

	Year Ended December 31,

	2003	2004	2005

Average daily production volumes:
Oil (Bbls)	18,894	19,247	20,013
Natural gas (Mcf)(1)	94,858	82,224	58,696
BOE(2)	34,704	32,951	29,795
Unit sales prices (excluding impact of derivative settlements):
Price per Bbl of oil	$27.47	$36.46	$50.30
Price per Mcf of natural gas	5.66	6.24	8.48
Unit sales prices (including impact of derivative settlements):
Price per Bbl of oil	$24.52	$27.36	$50.30
Price per Mcf of natural gas	4.45	5.57	7.70
Per BOE data:(2)
Oil, natural gas and related product sales	$30.43	$36.88	$50.49
Loss on settlements of derivative contracts	(4.91)	(7.01)	(1.54)
Lease operating expenses	(7.06)	(7.22)	(9.98)
Production taxes and marketing expenses	(1.17)	(1.55)	(2.54)

Production netback	17.29	21.10	36.43
Operating margin from CO 2 operations	0.51	0.41	0.54
General and administrative expense	(1.20)	(1.78)	(2.62)
Net cash interest expense	(1.61)	(1.34)	(1.28)
Current income taxes and other	(0.01)	(1.78)	(1.50)
Changes in assets and liabilities relating to operations	0.62	(2.63)	1.62

Cash flow from operations	$15.60	$13.98	$33.19

(1)	Decrease in natural gas production in 2005 is primarily related to the sale of Denbury Offshore, Inc. in July 2004.

(2)	Barrel of oil equivalent using the ratio of one Bbl of oil to six Mcf of natural gas.

RISK FACTORS
      Investing in our common stock involves risks. Before purchasing any securities we offer, you should carefully consider the risk factors that are incorporated by reference herein from Item 1.A., captioned “Risk Factors,” of our Annual Report on Form 10-K for the year ended December 31, 2005.
COMMON STOCK TRADING SUMMARY
      The following table summarizes the high and low reported sales prices of our common stock on the New York Stock Exchange (NYSE), for each quarterly period for the last two completed fiscal years and the first and second quarters of 2006. The sales prices are adjusted to reflect our 2-for-1 stock split on October 31, 2005. On April 18, 2006, the last reported sales price of our common stock, as reported on the NYSE, was $35.79 per share.

	2006			2005		2004

	High	Low		High	Low	High	Low

First Quarter	$32.65	$23.57		$18.32	$12.37	$8.47	$6.63
Second Quarter	35.96	31.66	(1)	20.53	14.02	10.87	8.36
Third Quarter				25.71	19.95	13.10	9.30
Fourth Quarter				25.50	19.36	14.65	12.03

(1)	Reflects prices through April 18, 2006.
      We have never paid any dividends on our common stock and we currently do not anticipate paying any dividends in the foreseeable future. Also, we are restricted from declaring or paying any cash dividends on our common stock under our bank loan agreement.
USE OF PROCEEDS
      We estimate that the net proceeds from this offering will be approximately $           million after deducting the underwriting discounts and commissions and expenses of the offering.
      We intend to use most of the net proceeds from this offering to repay current borrowings under our bank credit facility, which were approximately $120 million as of April 14, 2006. The remaining $           million of net proceeds will be used for general corporate purposes, which may include additions to working capital, development and exploration expenditures or the financing of acquisitions. As of April 14, 2006, the average interest rate on borrowings under our bank credit facility, which matures on April 30, 2009, was 6.09%.

CAPITALIZATION
      The following table sets forth our cash and capitalization as of December 31, 2005:

•	on an actual basis.

•	on a pro forma basis to give effect to our purchase of three oil and gas properties in January 2006 for approximately $248 million, comprised of $123 million paid from available cash (from our December 2005 sale of $150 million of senior subordinated notes), $25 million previously paid as a deposit in November 2005 and $100 million of borrowings under our bank credit facility as of January 31, 2006.

•	on an as adjusted basis to give effect to this offering and the repayment of borrowings under our bank credit facility.

	December 31, 2005

		Pro Forma
	Actual	for Acquisition	As Adjusted

	(Dollars in thousands)
Cash and cash equivalents	$165,089	$42,089	$

Long-term debt:
Capital lease obligations	$5,870	$5,870		$5,870
Bank credit facility	—	100,000		—
7 1/2 % Senior Subordinated Notes due 2013	225,000	225,000		225,000
7 1/2 % Senior Subordinated Notes due 2015	150,000	150,000		150,000

Total long term debt	380,870	480,870		380,870
Stockholders’ equity	733,662	733,662

Total capitalization	$1,114,532	$1,214,532	$
DESCRIPTION OF CAPITAL STOCK
General
      As of April 14, 2006, we are authorized to issue up to 275,000,000 shares of stock, including up to 250,000,000 shares of common stock, par value $.001 per share, and up to 25,000,000 shares of preferred stock, par value $.001 per share. As of April 14, 2006, we had 115,534,755 shares of common stock and no shares of preferred stock outstanding. This excludes 8,495,741 shares of common stock subject to options under our option plans, and 360,231 shares of common stock subject to stock appreciation rights outstanding as of April 14, 2006 at a weighted average option price of $8.36 per share and a weighted average stock appreciate right base price of $25.23.
Common Stock
      The following is a summary of the key terms and provisions of our common stock. You should refer to the applicable provisions of our Restated Certificate of Incorporation, bylaws and the Delaware General Corporation Law for a complete statement of the terms and rights of our capital stock.
      Voting Rights. Each holder of common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designation creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.
      Dividends. Dividends may be paid to the holders of common stock when, as and if declared by the board of directors out of funds legally available for their payment, subject to the rights of holders of any preferred stock. We have never declared a cash dividend and intend to continue our policy of using retained earnings for expansion of our business.
      Rights upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally, in proportion to the number of shares of common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.
      Non-Assessable. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we offer and issue under this Prospectus will be fully paid and non-assessable when distributed.
      Anti-takeover measures. Our Restated Certificate of Incorporation requires a two-thirds majority vote by the Board on many significant transactions, including amending our charter or bylaws, issuing equity securities, creating any series of preferred stock, issuing debt in excess of 10% of our assets, making acquisitions or dispositions with a purchase price in excess of 20% of our assets, or increasing or decreasing the size of our Board. Because a smaller number of directors than a majority can join together to block future transactions, issuances of securities or changes in our organizational documents, there is an increased possibility that these transactions will not be accomplished.
      No Preemptive Rights. Holders of common stock are not entitled to preemptive purchase rights in future offerings of our common stock.
      Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “DNR.” Any additional common stock we offer and issue under this Prospectus will also be listed on the New York Stock Exchange or any other exchange on which our common stock is then traded.
LEGAL MATTERS
      Certain legal matters with respect to the common stock offered hereby will be passed upon for us by Jenkens & Gilchrist, A Professional Corporation, Houston, Texas. Simpson Thacher & Bartlett LLP, New York, New York, is acting as counsel for the underwriter in connection with this offering.
EXPERTS
      The consolidated financial statements of the Company as of December 31, 2003 and for the year ended December 31, 2003 incorporated by reference in this prospectus have been audited by Deloitte and Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      Certain estimates of our oil and natural gas reserves and related information as of December 31, 2003, 2004 and 2005 included in this prospectus and/or incorporated by reference in this prospectus have been derived from engineering reports prepared by DeGolyer and MacNaughton, and all such information has been so included on the authority of such firms as experts regarding the matters contained in their reports.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
      Section 145 of the Delaware General Corporation Law (the “DGCL”), empowers us under specified circumstances, to indemnify our directors, officers, employees and agents in connection with actions, suits or proceedings brought against them or threatened by reason of the fact that they were our directors, officers, employees or agents, so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of our Company, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of our Company, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to us, unless a court determines that indemnification is appropriate.
      Article IX of our Restated Certificate of Incorporation, as amended requires indemnification of directors, officers and other employees to the fullest extent permitted by Section 145 of the DGCL. Furthermore, Article IX explicitly provides that:

•	we may advance expenses, including reasonable attorneys’ fees, to individuals entitled to indemnification;

•	we may not take any action to diminish or reduce the rights of individual entitled to indemnification after the occurrence of the events to which the indemnification relates; and

•	any person entitled to indemnification by us may bring suit against us if we do not pay them within 30 days after receiving a written demand for indemnification and, if successful, such person may recover their expenses for such suit, including attorneys’ fees, from us. In the suit, we will have the burden of proving any defense that the person is not eligible for indemnification under the DGCL.
      Additionally, we maintain directors and officers insurance which includes coverage for liability under the federal securities laws.
      Article X of our Restated Certificate of Incorporation, as amended limits the personal liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty as a director provided that a director’s liability may not be limited (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

GLOSSARY
      The terms defined in this section are used throughout this prospectus:

Bbl	One stock tank barrel, of 42 U.S gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

BOE	One barrel of oil equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

BOE/d	BOEs per day.

Btu	British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

CO2	Carbon Dioxide.

MBbls	One thousand barrels of crude oil or other liquid hydrocarbons.

MBOE	One thousand BOEs.

Mcf	One thousand cubic feet of natural gas or CO2.

MCFE	One thousand cubic feet of natural gas equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

MMBtu	One million Btus.

MMcf	One million cubic feet of natural gas or CO2.

PV-10 Value	When used with respect to oil and natural gas reserves, PV-10 Value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs and abandonment, using prices and costs in effect at the determination date, and before income taxes, discounted to a present value using an annual discount rate of 10% in accordance with the guidelines of the Securities and Exchange Commission.

Proved Developed Reserves*	Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves*	The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves*	Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

*	This definition is an abbreviated version of the complete definition as defined by SEC in Rule 4-10(a) of Regulation S-X. See www.sec.gov/divisions/corpfin/forms/regsx.htm#gas for the complete definition.

Part II
Information not required in prospectus

Item 14.	Other expenses of issuance and distribution
      The following table sets forth the costs and expenses payable by us in connection with the sale of securities being registered hereby. All amounts are estimates, except the registration fee.

SEC Registration Fee	$15,382
Accounting Fees	75,000
Legal Fees and Expenses	90,000
Printing and Engraving Fees and Expenses	80,000
Miscellaneous	38,950

Total	$299,332

Item 15.	Indemnification of officers and directors
      Section 145 of the Delaware General Corporation Law (the “DGCL”), empowers us under specified circumstances, to indemnify our directors, officers, employees and agents in connection with actions, suits or proceedings brought against them or threatened by reason of the fact that they were our directors, officers, employees or agents, so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of our Company, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of our Company, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to us, unless a court determines that indemnification is appropriate.
      Article IX of our Restated Certificate of Incorporation, as amended requires indemnification of directors, officers and other employees to the fullest extent permitted by Section 145 of the DGCL. Furthermore, Article IX explicitly provides that:

•	we may advance expenses, including reasonable attorneys’ fees, to individuals entitled to indemnification;

•	we may not take any action to diminish or reduce the rights of individual entitled to indemnification after the occurrence of the events to which the indemnification relates; and

•	any person entitled to indemnification by us may bring suit against us if we do not pay them within 30 days after receiving a written demand for indemnification and, if successful, such person may recover their expenses for such suit, including attorneys’ fees, from us. In the suit, we will have the burden of proving any defense that the person is not eligible for indemnification under the DGCL.
      Additionally, we maintain directors and officers insurance which includes coverage for liability under the federal securities laws.
      Article X of our Restated Certificate of Incorporation, as amended limits the personal liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty as a director provided that a director’s liability may not be limited (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Item 16.	Exhibits

Exhibit
No.		Document Description

**1		Underwriting Agreement
3.1		Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on December 29, 2003 (incorporated by reference as Exhibit 3.1 of our Form 8-K filed December 29, 2003).
3.2		Certificate of Amendment of Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on October 20, 2005 (incorporated by reference as Exhibit 3(a) of our Form 10-Q filed November 8, 2005).
3.3		Bylaws of Denbury Resources Inc., a Delaware corporation, adopted December 29, 2003 (incorporated by reference as Exhibit 3.2 of our Form 8-K filed December 29, 2003).
4.1		Indenture for $150 million of 7 1/2 % Senior Subordinated Notes due 2015 among Denbury Resources Inc., certain of its subsidiaries, and JP Morgan Chase Bank National Association, as trustee, dated December 7, 2005 (incorporated by reference as Exhibit 4.1 of our Form 8-K filed December 9, 2005).
4.2		Indenture for $225 million of 7 1/2 % Senior Subordinated Notes due 2013 among Denbury Resources Inc., certain of its subsidiaries and JP Morgan Chase Bank as trustee, dated March 25, 2003 (incorporated by reference as Exhibit 4(a) to our Registration Statement No. 333-105233 on Form S-4, filed May 14, 2003).
4.3		First Supplemental Indenture for $225 million of 7 1/2 % Senior Subordinated Notes due 2013 dated as of December 29, 2003, among Denbury Resources Inc., certain of its subsidiaries, and JP Morgan Chase Bank, as trustee (incorporated by reference as Exhibit 4.1 of our Form 8-K filed December 29, 2003).
*5		Opinion of Jenkens & Gilchrist as to the validity of the Common Stock being registered
*23	.1	Consent of DeGolyer and MacNaughton
*23	.2	Consent of PricewaterhouseCoopers LLP
*23	.3	Consent of Deloitte & Touche LLP
*23	.4	Consent of Jenkens & Gilchrist (include in Exhibit 5)
*24		Power of Attorney (included on signature page)

*	Filed herewith

**	To be filed by amendment or Form 8-K

Item 17.	Undertakings
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
      (b) The undersigned registrant hereby understands that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
      (d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on April 12, 2006.

DENBURY RESOURCES INC.

By:	/s/ Phil Rykhoek

Phil Rykhoek
Senior Vice President and Chief Financial Officer
      Each person whose signature appears below as a signatory to this Registration Statement constitutes and appoints Gareth Roberts, Phil Rykhoek and Mark Allen, or any one of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Gareth Roberts Gareth Roberts	President, Chief Executive Officer and Director (Principal Executive Officer)	April 12, 2006

/s/ Phil Rykhoek Phil Rykhoek	Senior Vice-President and Chief Financial Officer (Principal Financial Officer)	April 12, 2006

/s/ Mark Allen Mark C. Allen	Vice President and Chief Accounting Officer (Principal Accounting Officer)	April 12, 2006

/s/ Ronald G. Green Ronald G. Green	Chairman of the Board and Director	April 12, 2006

/s/ David I. Heather David I. Heather	Director	April 12, 2006

/s/ Greg McMichael Greg McMichael	Director	April 13, 2006

/s/ Randy Stein Randy Stein	Director	April 12, 2006

Signatures	Title	Date

/s/ Donald D. Wolf Donald D. Wolf	Director	April 13, 2006

/s/ Wieland Wettstein Wieland Wettstein	Director	April 11, 2006

INDEX TO EXHIBITS

Exhibit
No.	Document Description

5	Opinion of Jenkens & Gilchrist as to the validity of the Securities being registered hereunder
23.1	Consent of DeGolyer and MacNaughton
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Deloitte & Touche LLP
23.4	Consent of Jenkens & Gilchrist (included in Exhibit 5)
24	Power of Attorney (included on signature page)